BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

August 19, 2011

VIA EDGAR AND FACSIMILE

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)
Form 20-F and Form 20-F/A for Fiscal Year Ended December 31, 2010 (“2010 20-F”)
Filed March 29, 2011 and June 24, 2011, respectively
File No. 000-51469

Dear Ms. Collins and Ms. Kindelan:

The Company has received the letter dated August 15, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2010 20-F. The Company respectfully submits to the Staff that it would take the Company more than 10 business days to gather sufficient information and prepare thorough response to address the Staff’s comments. Therefore, the Company would like to request an extension to the deadline for responding to the Staff’s comments. The Company will file its response via EDGAR as soon as possible, and in any event no later than September 12, 2011.

If you have any additional questions or comments regarding the 2010 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740 4850. Thank you very much.

Very truly yours,

/S/ JENNIFER LI
Jennifer Li Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong
Joe Tsang, Partner, Ernst & Young Hua Ming, Beijing